EXHIBIT 99.1

Magal to Delist From the Tel Aviv Stock Exchange

Press Release
Source: Magal Security Systems Ltd
On Wednesday August 31, 2011, 3:47 am EDT

YAHUD, Israel, August 31, 2011 /PRNewswire/ --Magal Security Systems Ltd. (NASDAQ GMS: MAGS; TASE: MAGS) today announced that its Board of Directors has resolved to delist the Company's ordinary shares from trading on the Tel Aviv Stock Exchange (TASE). Consequently, Magal intends to apply to the TASE and request that TASE initiate the delisting process. The delisting in Israel will not affect Magal's continued listing on the NASDAQ Global Market in the United States.

Under applicable Israeli law, the delisting of Magal's shares from trading on the TASE will take place 90 days after the date of this announcement and the publication thereof in Israeli newspapers which is expected to be on or about December 1, 2011. During the interim period, the Company's ordinary shares will continue to be traded on the TASE.

Magal will announce the exact date of its TASE delisting when it becomes available.

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products (NASDAQ: MAGS).

Over the past 40 years, MagalS3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world's most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

•	Close Circuit TV (CCTV) - a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection (VMD) engine

•	Physical Security Information Management (PSIM) - an open site management system that enhances command, control and decision making during both - routine operations and crisis situations

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

    Magal S3 Ltd.
    Eitan Livneh, CEO
    Tel: +972-3-539-1421
    Assistant: Ms. Elisheva Almog
    E-mail: elishevaa@magal-s3.com
    Web: http://www.magal-s3.com

    CCG Investor Relations
    Ehud Helft/Kenny Green
    Tel: (US) +1-646-201-9246
    Int'l dial: +972-3-607-4717
    E-mail: magal@ccgisrael.com